February 5, 2019

Paul Adler
President and Chief Financial Officer
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, New York 11558

       Re: Global Diversified Marketing Group Inc.
           Registration Statement on Form S-1
           Filed December 7, 2018
           File No. 333-228706

Dear Mr. Adler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 7, 2018

The Company, page 3

1. We note the company maintains five trademarked brands. Please disclose the duration of the trademarks pursuant to Item 101(h)(4)(vii) of Regulation S-K.
2. We note your disclosure that you have "a direct distribution relationship with several
       Fortune 500 companies." Please expand your disclosure to discuss the nature of your relationship and whether you have any agreements in place with these companies.
Dilution, page 8

3. Please revise your disclosure to include your calculation of dilution from this offering pursuant to Item 506 of Regulation S-K.
 Paul Adler
FirstName LastNamePaul Adler
Global Diversified Marketing Group Inc.
Comapany NameGlobal Diversified Marketing Group Inc.
February 5, 2019
February 5, 2019 Page 2
Page 2
FirstName LastName
Competition, page 12

4. Please revise the disclosure to identify the sources of the industry data where applicable.
         For example, we note your statements regarding the growth of the snacking business to
         "US$3.4 billion globally in 2017" and the compounded annual growth rate of 10% for the
         "snackable fruit and vegetable category" on page 12, and also your statements regarding
         "young snackers" on page 13.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
17

5. You disclose that Paul Adler entered into an agreement with Tiber Creek Corporation for the preparation and filing of this registration statement. You later disclose on page 22 that
         James Cassidy, your former officer and president of Tiber Creek Corporation, provided services to the company without charge including preparation and filing of the corporate charter documents and this registration statement. Please file any agreement with Tiber
         Creek Corporation, or alternatively explain why you believe such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K. Advisors, page 20

6. We note your disclosure regarding the Company's team of advisors. Please disclose whether there are any compensatory arrangements with the advisors. Executive Compensation, page 21

7. Please provide the summary compensation table as required by Item 402(n) of Regulation
         S-K.
Certain Relationships and Related Transactions, page 22

8. We note you disclose in Note 4 on page F-9 in the notes to your unaudited interim financial statements that during the year ended December 31, 2017 and nine months ended
         September 30, 2018, you incurred consulting fees of $37,500 and $127,500, respectively, related to services provided by a shareholder. In this regard, please revise your disclosure here to comply with the requirements of Item 404(d) of Regulation S-K. Signatures, page 29

9. In addition to Paul Adler signing in his capacity as a director, please also revise to have
         Mr. Adler sign the registration statement in his individual capacity as your principal executive officer, principal financial officer, and controller or principal accounting officer.
         See Instruction 1 to the Signatures section of Form S-1.
 Paul Adler
FirstName LastNamePaul Adler
Global Diversified Marketing Group Inc.
Comapany NameGlobal Diversified Marketing Group Inc.
February 5, 2019
Page 3
February 5, 2019 Page 3
FirstName LastName
General
Financial Statements, page F-1

10. As you prepare your amended document, please refer to the requirements set forth in Rule
         8-08 of Regulation S-X regarding the age of the financial statements included in the filing and update your financial statements and related financial information accordingly.


11. We note within the document you state that you effected the acquisition of Global
         Diversified Holdings, Inc. (GDHI) through the exchange of 200 shares of common stock for all the shares in GDHI. Please include disclosure within the document which explains how you accounted for this transaction. As both entities are under common control, it appears the transaction would not meet the definition of a business combination. Rather, it appears the transaction should be accounted for as a combination of entities under common control as required by FASB ASC 805-50-05-5, and your financial statements should be prepared in accordance with the guidance set forth in FASB ASC 805-50-45-2 through 45-5, such that you should present combined financial statements for both entities for all periods during which they were under common control.
Global Diversified Holdings, Inc. Financial Statements
Statements of Cash Flows, page F-6

12. Please revise your Statements of Cash Flows to present the cash payments to redeem common stock as a cash flow from financing activities, or explain to us why you believe it is appropriately classified as a cash flow from investing activities. This comment also applies to the Statements of Cash Flows for the fiscal years ended December 31, 2017 and
         2016. Refer to FASB ASC 230-10-45-15 for additional guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Paul Adler
Global Diversified Marketing Group Inc.
February 5, 2019
Page 4

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher,
Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.



FirstName LastNamePaul Adler                         Sincerely,
Comapany NameGlobal Diversified Marketing Group Inc.
                                                     Division of Corporation
Finance
February 5, 2019 Page 4                              Office of Natural
Resources
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